Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Sprague Resources LP for the registration of common units and to the incorporation by reference therein of our report dated March 27, 2014, with respect to the combined and consolidated financial statements of Sprague Resources LP as of and for the year ended December 31, 2013 and the consolidated financial statements of Sprague Operating Resources LLC as of December 31, 2012 and for each of the years in the two year period ended December 31, 2012 and 2011, included in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

November 12, 2014